UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                 Final Amendment
                                       to
                                 Schedule 13E-4



                          ISSUER TENDER OFFER STATEMENT

                        (Pursuant to Section 13(e)(1) of
                      the Securities Exchange Act of 1934)


                            NATIONAL BANKSHARES, INC.
                                (Name of Issuer)

                            NATIONAL BANKSHARES, INC.
                       (Name of Person(s) Filing Statement)

                          COMMON STOCK, $2.50 PAR VALUE
                         (Title of Class of Securities)

                                    634865109
                      (CUSIP Number of Class of Securities)




    James G. Rakes                                With Copies to:
      Chairman                          Douglas W. Densmore and Hugh B. Wellons
President & Chief Executive Officer          Flippin, Densmore, Morse,
   National Bankshares, Inc.                     Rutherford & Jesse
100 South Main Street, P.O. Box 90002    1800 First Union Tower, Drawer 1200
     (540) 951-6236                              Roanoke, VA  24006
                                                  (540) 510-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the person Filing the Statement)

                                 March 15, 1999

                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)





                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------
$5,600,000.00                                     $1,120
*For purposes of calculating fee only. Assumes the purchase of 200,000 shares at $28.00 per share.

(X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:            $1,120
Form or Registration No.:          Schedule 13E-4
Filing Party:                      National Bankshares, Inc.
Date Filed:                        March 15, 1999


     This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated and filed on March 15, 1999, as previously amended by Amendment Number 1, dated and filed on March 31, 1999, by National Bankshares, Inc. (the "Company"), a Virginia corporation, relating to the offer by the Company to purchase up to 200,000 shares of its common stock (with the right to increase the offer by up to 2% of the total stock outstanding, or 275,856 shares), $2.50 par value (the "Shares") at a price of $28.00 per share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the offer to purchase dated March 15, 1999 (the "Offer to Purchase"), as amended by Amendment Number 1, dated March 31, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). Copies of the offer to purchase and the Letter of Transmittal are attached as Exhibits (a)(1) and (a)(2) to the Issuer Tender Offer Statement on Schedule 13E-4 dated March 15, 1999.


Item 1.        Security and Issuer

     The Offer commenced on March 15, 1999, was amended by Amendment Number 1 on March 31, 1999, and expired on Friday, April 31, 1999, at 5:00 p.m., Eastern Daylight Time. A total of 299,848 shares were tendered. According to the tender materials, the Company had the right to increase the Offer by up to 2% of the total stock outstanding, to a total of 275,856 shares. The Company elected to increase the Offer, and a total of 275,856 shares have been accepted at a purchase price of $28.00 per share. Because the Offer was oversubscribed, some tenders of stock were prorated after certain exceptions for odd-lot shareholders and conditional tenders of stock according to the terms of the Offer.

     On May 3, 1999, the Company filed a Form 8-K with the Securities and Exchange Commission announcing the preliminary results of the Offer, a copy of which is filed as Exhibit (a)(8), and is incorporated herein by reference. On May 10, 1999, the Company mailed checks and/or stock certificates to shareholders who tendered stock. Cover letters, in three different formats, accompanied these mailings. The forms of these cover letters are filed as Exhibits (a)(9), (a)(10) and (a)(11), and are incorporated herein by reference.

On May 24, 1999, the Company issued a press release and filed a Form 8-K with the Securities and Exchange Commission announcing the final results of the Offer, copies of which are filed as Exhibits (a)(12) and (a)(13), respectively, and are incorporated herein by reference.

Item 9.        Material to be Filed as Exhibits.

Item 9 is hereby amended to add the following Exhibits.

9. (a)(8)      Form 8-K dated May 3, 1999.

9. (a)(9)      Form  of cover  letter mailed  to shareholders  with payment  for tendered shares.

9. (a)(10)     Alternative  form of  cover  letter mailed  to shareholders  with payment for  tendered shares and stock  certificate for pro-rated shares.
9. (a)(11)     Alternative  form of  cover  letter mailed  to shareholders  with return of stock certificates for shares not accepted for tender because of conditional tender offer.

9. (a)(12)     Press release dated May 24, 1999.

9. (a)(13)     Form 8-K dated May 24, 1999.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  May 24, 1999               NATIONAL BANKSHARES, INC.

                                        By: _____________________________
                                            James G. Rakes,
                                            Chairman, President and
                                            Chief Executive Officer